UNITED STATES

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Security Land & Development Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

814348108

(CUSIP Number)

Mark S. Burgreen

Hull Barrett, PC

801 Broad Street

Suite 700

Augusta, Georgia 30901

(706) 722-4481

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 814348108
(1) Name of reporting person John C. Bell, Jr.
	(2) Check the appropriate box if a member of a group (see instructions)	(a)☐
(b)☐
(3) SEC use only
(4) Source of funds (see instructions) Not applicable
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 331,065
(8) Shared voting power 41,500
(9) Sole dispositive power 331,065
(10) Shared dispositive power 41,500
(11) Aggregate amount beneficially owned by each reporting person 372,565
	(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11) 7.1%
(14) Type of reporting person (see instructions) IN

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) filed by the reporting person, dated December 10, 1993, and amends the following Items of the Schedule 13D:

Item 1. Security and Issuer. This statement relates to the common stock of Security Land and Development Corporation, a Georgia corporation, whose principal executive office is located at 2816 Washington Road, #103, Augusta, Georgia 30909.

Item 2. Identity and Background.

(a) The name of the reporting person is John C. Bell, Jr.

(b) Mr. Bell’s principal business address is 457 Greene Street, Augusta, Georgia 30901.

(c). Mr. Bell is an attorney at Bell and Brigham, 457 Greene Street, Augusta, Georgia 30901.

(d) During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Bell did not acquire or dispose any common stock of the Issuer in 2016 or through May 25 in 2017.  The reporting person has paid for all stock purchases with personal funds, except shares owned by Mr. Bell’s profit sharing plan were purchased with funds of such plan.

Item 4. Purpose of Transaction.

All of the shares of Common Stock beneficially owned by Mr. Bell are held for investment.  Mr. Bell may, from time to time, depending upon market conditions, liquidity needs and other investment considerations, purchase additional shares of common stock for investment or dispose of shares of Common Stock.  As an officer and director of the Issuer, Mr. Bell expects to regularly explore potential actions and transactions which may be advantageous to the Issuer, including, but not limited to, possible acquisitions, dispositions, reorganizations, mergers, or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Issuer.

As a director and an officer of the Issuer, Mr. Bell approved a tender offer by the Issuer of 48.2% (subsequently reduced to 38.1%) of the common stock of the Issuer, which could result in (e) a material change in the capitalization of the Issuer, and (i) the common stock of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act.

Except as noted above, Mr. Bell has no plans or proposals which would relate to or result in any of the matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Bell beneficially owns an aggregate of 372,565 shares of the Issuer's common stock, constituting 7.1% of the number of shares of such common stock outstanding on the date hereof.  Since the date of the Schedule 13D, the beneficial ownership by Mr. Bell has been reflected on the Issuer’s annual reports on Form 10-K, the disclosures of which on such annual reports are incorporated herein by reference.

(b) With respect to the 372,565 shares of common stock beneficially owned by Mr. Bell, such amounts include 41,500 shares owned by his wife, who is a citizen of the United States of America. These shares are treated as though Mr. Bell has shared power to vote and dispose the shares. Mr. Bell’s wife intends to tender these 41,500 shares in the Company’s tender offer to purchase shares at $1.75 per share on May 26, 2017.

Further, with respect to the 372,565 shares of common stock beneficially owned by Mr. Bell, such amounts include 45,000 shares owned by Mr. Bell as Trustee of the John C. Bell, Jr. Profit Sharing Plan. Mr. Bell directly owns 286,065 shares of common stock.  Mr. Bell has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the total of 331,065 shares owned directly by Mr. Bell and as Trustee of his profit sharing plan.  Mr. Bell intends to tender the 45,000 shares owned by the profit sharing plan in the Company’s tender offer to purchase shares at $1.75 per share on May 26, 2017.

(c) No transactions were effected by Mr. Bell (or by his wife) in the Issuer’s common stock during the past sixty days.

(d) Not applicable.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 25, 2017

Signature: /s/ John C. Bell, Jr.
Name/Title: John C. Bell, Jr.